Exhibit 99.1

NOTICE TO THE MARKET

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, March 21, 2019 - Suzano Papel e Celulose S.A (“Suzano”) (B3: SUZB3 | NYSE: SUZ), in response to the query made by B3 S.A. - Brasil, Bolsa, Balcão regarding the broadening of Suzano’s corporate purpose under the terms of Management Proposal for the Extraordinary Shareholders’ Meeting to be held on April 1, 2019 (“ESM”), hereby clarifies, in addition to the aforementioned Management Proposal, that such broadening, as the other matters submitted to the ESM, will not grant withdrawal rights to shareholders of the Company dissenting from said resolution, if approved, since there will be no substitution and/or substantial amendment of the corporate purpose, but only the inclusion of express reference to other activities currently carried out by Fibria Celulose S.A. and the complementation of the description of an activity already carried out by the Company as detailed in referred Management Proposal.

São Paulo, March 21, 2019.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer